UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of January 2006

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                       Suite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada,V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________



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Repayment of Debt

On January 27, 2006, the Company retired the following three loans, whose aggregate outstanding amounts totaled CDN $73,157, by converting them into 731,570 units of the Company's securities (the "Units"): loan made on August 29, 2005 by Fred Coombes, in the principal amount of CDN $50,000; loan made on March 22, 2005 by Igman Consulting Group, in the principal amount of CDN $15,000; and loan made on July 8, 2005 by Trevor Newton, in the principal amount of USD $5,000. All three loans bore interest at the Bank of Canada Prime Rate + 1%. Pursuant to a Conversion Agreement, dated January 27, 2006, entered into between the Company and each of the above lenders, each loan was converted at CDN$0.10 per Unit.

Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012. As a result of such loan conversions, the Company will issue a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants.

For all the terms and conditions of the Conversion Agreements, reference is hereby made to such agreement annexed hereto as Exhibits 1, 2, and 3. The form of the share purchase warrants is annexed hereto as Exhibits 4 and 5. All statements made herein concerning the foregoing agreement are qualified by reference to Exhibits 1 through 5.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                          AMERICAN GOLDRUSH CORPORATION

                                            By: __/s/____________
                                            Name: Andrew Gourlay
                                            Title: President

Date:    January 27, 2006